Exhibit 99.1

AEGON

THE HAGUE, MAY 12, 2011

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q1 2011

LIFE INSURANCE | PENSIONS | ASSET MANAGEMENT

Table of contents

CONDENSED CONSOLIDATED INCOME STATEMENT	P 2

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	P 3

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION	P 4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	P 5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT	P 6

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	P 7

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q1 2011	Q1 2010

Premium income	4	6,277	6,163
Investment income	5	2,111	2,092
Fee and commission income		460	436
Other revenues		2	1

Total revenues		8,850	8,692
Income from reinsurance ceded		430	480
Results from financial transactions	6	1,113	6,292
Other income	7	37	—

Total income		10,430	15,464

Benefits and expenses	8	9,859	14,800
Impairment charges / (reversals)	9	64	170
Interest charges and related fees		111	96
Other charges	10	28	—

Total charges		10,062	15,066

Share in net result of associates		5	10

Income / (loss) before tax		373	408
Income tax (expense) / benefit		(46)	(36)

Net income / (loss)		327	372

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		327	371
Non-controlling interests		—	1

Earnings and dividend per share (EUR per share)
Earnings per share [1]		(0.05)	0.19
Diluted earnings per share [1,2]		(0.05)	0.19

Earnings per share after potential attribution to convertible core capital securities1, [3]		—	0.17
Diluted earnings per share after conversion of convertible core capital securities [1,2]		—	0.15

Dividend per common share		—	—

Net income / (loss) per common share calculation
Net income / (loss)		327	371
Coupons on perpetuals		(44)	(47)
Coupons and premium on convertible core capital securities		(375)	—

Earnings attributable to common shareholders		(92)	324
Potential coupon on convertible core capital securities		—	(42)

Earnings after potential attribution to convertible core capital securities		(92)	282

Weighted average number of common shares outstanding		1,765	1,707
Weighted average number of common shares outstanding, after conversion of convertible core capital securities		—	2,207

[1]	After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.
[2]

The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

[3]	Reflect basic earnings per share. For Q1 2011, basic earnings per share is EUR (0.05).

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q1 2011	Q1 2010

Net income / (loss)	327	372

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	(200)	1,785
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(61)	(20)
Changes in revaluation reserve real estate held for own use	(1)	2
Changes in cash flow hedging reserve	(87)	8
Movement in foreign currency translation and net foreign investment hedging reserve	(880)	853
Equity movements of associates	(8)	18
Aggregate tax effect of items recognized in other comprehensive income	100	(578)
Other	1	(9)

Other comprehensive income for the period	(1,136)	2,059
Total comprehensive income	(809)	2,431

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	(809)	2,428
Non-controlling interests	—	3

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR millions	Notes	Mar. 31, 2011	Dec. 31, 2010

ASSETS
Intangible assets	11	4,153	4,359
Investments	12	136,991	143,188
Investments for account of policyholders	13	144,296	146,237
Derivatives		5,208	6,251
Investments in associates		731	733
Reinsurance assets		5,297	5,580
Deferred expenses and rebates	14	11,514	11,948
Other assets and receivables		8,845	8,776
Cash and cash equivalents		4,286	5,231

Total assets		321,321	332,303

EQUITY AND LIABILITIES
Shareholders’ equity		16,881	17,210
Convertible core capital securities	16	750	1,500
Other equity instruments		4,706	4,704

Issued capital and reserves attributable to equity holders of AEGON N.V.		22,337	23,414
Non-controlling interests		11	11

Group equity		22,348	23,425

Trust pass-through securities		132	143
Subordinated borrowings		16	—
Insurance contracts		95,913	100,506
Insurance contracts for account of policyholders		76,981	77,650
Investment contracts		21,514	23,237
Investment contracts for account of policyholders		68,619	69,527
Derivatives		5,541	5,971
Borrowings	17	8,576	8,518
Other liabilities		21,681	23,326

Total liabilities		298,973	308,878

Total equity and liabilities		321,321	332,303

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [2]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves[1]	Non- controlling interests	Total

Three months ended March 31, 2011

At beginning of year	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425

Net income recognized in the income statement	—	327	—	—	—	—	327	—	327

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	(200)	—	—	—	(200)	—	(200)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(61)	—	—	—	(61)	—	(61)
Changes in revaluation reserve real estate held for own use	—	—	(1)	—	—	—	(1)	—	(1)
Changes in cash flow hedging reserve	—	—	(87)	—	—	—	(87)	—	(87)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(880)	—	—	(880)	—	(880)
Equity movements of associates	—	—	—	(8)	—	—	(8)	—	(8)
Aggregate tax effect of items recognized in other comprehensive income	—	—	56	44	—	—	100	—	100
Other	—	1	—	—	—	—	1	—	1

Total other comprehensive income	—	1	(293)	(844)	—	—	(1,136)	—	(1,136)

Total comprehensive income for 2011	—	328	(293)	(844)	—	—	(809)	—	(809)
Shares issued	913	—	—	—	—	—	913	—	913
Repurchase of convertible core capital securities	—	—	—	—	(750)	—	(750)	—	(750)
Coupons on perpetuals	—	(44)	—	—	—	—	(44)	—	(44)
Coupons and premium on convertible core capital securities	—	(375)	—	—	—	—	(375)	—	(375)
Share options	—	—	—	—	—	2	2	—	2
Other	—	(14)	—	—	—	—	(141)	—	(14)

At end of period	9,097	9,316	665	(2,197)	750	4,706	22,337	11	22,348

Three months ended March 31, 2010

At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883
Net income / (loss) recognized in the income statement	—	371	—	—	—	—	371	1	372

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	1,785	—	—	—	1,785	—	1,785
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(20)	—	—	—	(20)	—	(20)
Changes in revaluation reserve real estate held for own use	—	—	2	—	—	—	2	—	2
Changes in cash flow hedging reserve	—	—	8	—	—	—	8	—	8
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	853	—	—	853	—	853
Equity movements of associates	—	—	—	18	—	—	18	—	18
Aggregate tax effect of items recognized in other comprehensive income	—	—	(540)	(38)	—	—	(578)	—	(578)
Other	—	(11)	—	—	—	—	(11)	2	(9)

Total other comprehensive income	—	(11)	1,235	833	—	—	2,057	2	2,059

Total comprehensive income / (loss) for 2010	—	360	1,235	833	—	—	2,428	3	2,431

Coupons on perpetual securities	—	(47)	—	—	—	—	(47)	—	(47)
Share options	—	—	—	—	—	(1)	(11)	—	(1)

At end of period	8,184	8,308	(474)	(1,473)	2,000	4,708	21,253	13	21,266

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.
[2]	For a breakdown of share capital please refer to note 15.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Q1 2011	Q1 2010

Cash flow from operating activities	(900)	358

Purchases and disposals of intangible assets	(3)	(7)
Purchases and disposals of equipment and other assets	(14)	(28)
Purchases, disposals and dividends of subsidiaries and associates	(4)	(5)

Cash flow from investing activities	(21)	(40)

Issuance and purchase of share capital	913	—
Issuances, repurchases and coupons of convertible core capital securities	(1,125)	—
Issuances, repurchases and coupons of perpetuals	(59)	(63)
Issuances and repayments on borrowings	267	41

Cash flow from financing activities	(4)	(22)

Net increase / (decrease) in cash and cash equivalents	(925)	296

Net cash and cash equivalents at January 1	5,174	4,013
Effects of changes in exchange rate	(31)	23

Net cash and cash equivalents at end of period	4,218	4,332

	Mar. 31, 2011	Mar. 31, 2010

Cash and cash equivalents	4,286	4,712
Bank overdrafts	(68)	(380)

Net cash and cash equivalents	4,218	4,332

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the first quarter ended March 31, 2011, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2010 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2010. AEGON’s Annual Report for 2010 is available on the corporate website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on May 11, 2011.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2010 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the first quarter 2011 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, interpretations, amendments to standards and interpretations became effective in 2011:

•	Amendment to IAS 24 - Related parties disclosures.

•	Amendment to IFRS 1 - First time adoption.

•	Amendment to IFRIC 14 - Prepayments of a minimum funding requirement.

•	Amendment to IAS 32 - Classification of Rights Issues.

•	IFRIC 19 - Extinguishing financial liabilities with equity instruments.

•	Improvements to IFRS (2010).

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended March 31, 2011.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3663 (2010: USD 1.3838); 1 EUR = GBP 0.8523 (2010: GBP 0.8865). Balance sheet items: closing rate 1 EUR = USD 1.4207 (2010: USD 1.3362); 1 EUR = GBP 0.8837 (2010: GBP 0.8608).

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3. Segment information

3.1 Income statement

Three months ended March 31, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based

Three months ended March 31, 2011

Underlying earnings before tax geographically	347	81	12	57	(82)	(1)	414	(4)	410
Fair value items	(12)	(60)	(1)	—	(12)	—	(85)	—	(85)
Realized gains / (losses) on investments	25	35	29	2	—	—	91	—	91
Impairment charges	(83)	(3)	—	(2)	—	—	(88)	—	(88)
Impairment reversals	25	1	—	—	—	—	26	—	26
Other income / (charges)	—	(8)	(6)	11	—	—	(3)	—	(3)
Run-off businesses	22	—	—	—	—	—	22	—	22

Income before tax	324	46	34	68	(94)	(1)	377	(4)	373
Income tax (expense) / benefit	(61)	(7)	20	(26)	24	—	(50)	4	(46)

Net income	263	39	54	42	(70)	(1)	327	—	327

Inter-segment underlying earnings	(34)	(10)	(17)	58	3

Revenues
Life insurance gross premiums	1,577	1,871	1,862	369	—	—	5,679	(156)	5,523
Accident and health insurance	440	109	—	32	—	—	581	—	581
General insurance	—	132	—	41	—	—	173	—	173

Total gross premiums	2,017	2,112	1,862	442	—	—	6,433	(156)	6,277
Investment income	954	520	599	56	65	(63)	2,131	(20)	2,111
Fee and commission income	270	95	37	116	—	(58)	460		460
Other revenues	—	—	—	1	1	—	2	—	2

Total revenues	3,241	2,727	2,498	615	66	(121)	9,026	(176)	8,850

Inter-segment revenues	—	1	—	58	62

Three months ended March 31, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Total	Associates eliminations	Total IFRS based
Three months ended March 31, 2010

Underlying earnings before tax geographically	337	104	28	46	(68)	(1)	446	(3)	443
Fair value items	(86)	91	3	3	(27)	—	(16)	—	(16)
Realized gains / (losses) on investments	24	96	3	3	—	—	126	—	126
Impairment charges	(155)	(6)	(11)	(2)	—	—	(174)	—	(174)
Impairment reversals	16	5	3	—	—	—	24	—	24
Other income / (charges)	—	—	23	—	—	—	23	—	23
Run-off businesses	(18)	—	—	—	—	—	(18)	—	(18)

Income before tax	118	290	49	50	(95)	(1)	411	(3)	408
Income tax (expense) / benefit	39	(67)	(26)	(13)	28	—	(39)	3	(36)

Net income	157	223	23	37	(67)	(1)	372	—	372

Inter-segment underlying earnings	(30)	(14)	(13)	52	5

Revenues
Life insurance gross premiums	1,548	1,749	1,947	288	—	—	5,532	(116)	5,416
Accident and health insurance	433	108	—	27	—	—	568	—	568
General insurance	—	135	—	44	—	—	179	—	179

Total gross premiums	1,981	1,992	1,947	359	—	—	6,279	(116)	6,163
Investment income	925	558	559	58	69	(58)	2,111	(19)	2,092
Fee and commission income	253	86	38	112	—	(53)	436	—	436
Other revenues	1	—	—	1	—		2	(1)	1

Total revenues	3,160	2,636	2,544	530	69	(111)	8,828	(136)	8,692

Inter-segment revenues	—	—	—	53	58

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Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over-or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the ‘over’ or ‘under’ performance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, as well as mortgage and loan portfolios.

Impairment charges / reversals

Includes impairments (reversals) on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs and mortgage and loan portfolios on amortized cost and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because these are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, BOLI/COLI business and Life Reinsurance business in the United States. AEGON has other blocks of businesses for which sales have been discontinued and of which the earnings are included in underlying earnings.

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On April 26, 2011, AEGON publicly announced the decision of its Executive Board to divest its life reinsurance activities, Transamerica Reinsurance, to SCOR. These activities are no longer reported in underlying earnings but are reflected in the run-off businesses line in the segment reporting (both in 2011 and in 2010). More details on this transaction are given in note 19.

Also, in December 2010, AEGON publicly announced the decision of its Executive Board to discontinue new sales of executive non-qualified benefit plans and related Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business in the United States. Earnings from the BOLI/COLI business is no longer reported in underlying earnings but reflected in the run-off business line in the segment reporting (both in 2011 and in 2010).

The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

		Reclassification
EUR millions	Reported	BOLI/COLI	Reinsurance	Revised

Three months ended March 31, 2010

Underlying earnings before tax geographically	488	(12)	(30)	446
Fair value items	(16)			(16)
Realized gains / (losses) on investments	126			126
Impairment charges	(174)			(174)
Impairment reversals	24			24
Other income / (charges)	23			23
Run-off businesses	(60)	12	30	(18)

Income before tax	411			411
Income tax (expense) /benefit	(39)			(39)

Net income	372			372

Share in earnings of associates

Earnings from the company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measures is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of the company’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with the reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

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3.2 Investments geographically

At March 31, 2011

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At March 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,858	53	Shares	1,308	936	60	76	—	(3)	2,377
88,461	7,795	Debt securities	62,265	17,321	8,821	2,096	—	—	90,503
14,905	7	Loans	10,491	17,113	8	625	—	—	28,237
17,952	—	Other financial assets	12,636	40	—	129	320	—	13,125
1,009	—	Investments in real estate	711	2,038	—	—	—	—	2,749

124,185	7,855	Investments general account	87,411	37,448	8,889	2,926	320	(3)	136,991
—	25,638	Shares	—	7,755	29,012	3,323	—	(6)	40,084
—	12,772	Debt securities	—	15,247	14,453	257	—	—	29,957
82,459	6,814	Separate accounts and investment funds	58,041	—	7,710	1,292	—	—	67,043
—	3,652	Other financial assets	—	625	4,133	1,338	—	—	6,096
—	986	Investments in real estate	—	—	1,116	—	—	—	1,116

82,459	49,862	Investments for account of policyholders	58,041	23,627	56,424	6,210	—	(6)	144,296

206,644	57,717	Investments on balance sheet	145,452	61,075	65,313	9,136	320	(9)	281,287
118,205	—	Off balance sheet investments third parties	83,202	12,318	—	23,075	—	—	118,595

324,849	57,717	Total revenue generating investments	228,654	73,393	65,313	32,211	320	(9)	399,882

		Investments
102,043	7,779	Available-for-sale	71,825	18,086	8,802	2,033	1	—	100,747
14,905	7	Loans	10,491	17,113	8	625	—	—	28,237
—	—	Held-to-maturity	—	—	—	138	—	—	138
88,687	48,945	Financial assets at fair value through profit or loss	62,425	23,838	55,387	6,340	319	(9)	148,300
1,009	986	Investments in real estate	711	2,038	1,116	—	—	—	3,865

206,644	57,717	Total investments on balance sheet	145,452	61,075	65,313	9,136	320	(9)	281,287

113	8	Investments in associates	79	59	9	580	4	—	731
27,169	5,686	Other assets	19,123	9,927	6,434	1,735	29,373	(27,289)	39,303

233,926	63,411	Consolidated total assets	164,654	71,061	71,756	11,451	29,697	(27,298)	321,321

At December 31, 2010

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,737	53	Shares	1,300	945	62	72	—	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	—	—	96,864
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
17,481	—	Other financial assets	13,083	40	—	45	293	—	13,461
974	—	Investments in real estate	729	2,055	—	—	—	—	2,784

125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
—	25,470	Shares	—	8,087	29,589	3,139	—	(5)	40,810
—	13,573	Debt securities	—	14,435	15,768	223	—	—	30,426
79,308	6,393	Separate accounts and investment funds	59,353	—	7,427	1,309	—	—	68,089
—	3,250	Other financial assets	—	536	3,775	1,467	—	—	5,778
—	976	Investments in real estate	—	—	1,134	—	—	—	1,134

79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	—	(5)	146,237

204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	—	Off balance sheet investments third parties	86,287	12,353	—	25,126	—	—	123,766

319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191

		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	—	107,250
15,249	8	Loans	11,412	15,629	9	653	—	—	27,703
—	—	Held-to-maturity	—	—	—	139	—	—	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	—	—	—	3,918

204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425

114	8	Investments in associates	85	59	9	576	4	_	733
27,165	5,415	Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145

231,715	63,063	Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

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4. Premium income and premium to reinsurers

EUR millions	Q1 2011	Q1 2010

Gross
Life	5,523	5,416
Non-Life	754	747

	6,277	6,163

Reinsurance
Life	362	327
Non-Life	81	78

	443	405

5. Investment income

EUR millions	Q1 2011	Q1 2010

Interest income	1,837	1,877
Dividend income	228	173
Rental income	46	42

Total investment income	2,111	2,092

Investment income related to general account	1,471	1,490
Investment income account of policyholders	640	602

Total	2,111	2,092

6. Result from financial transaction

EUR millions	Q1 2011	Q1 2010

Net fair value change of general account financial investments at FVTPL other than derivatives	127	46
Realized gains and losses on financial investments	104	151
Gains and (losses) on investments in real estate	(11)	(4)
Net fair value change of derivatives	(523)	804
Net fair value change on for account of policyholder financial assets at FVTPL	1,410	5,238
Net fair value change on investments in real estate for account of policyholders	6	52
Net foreign currency gains and (losses)	(8)	32
Net fair value change on borrowings and other financial liabilities	8	(27)

Total	1,113	6,292

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and Benefits reported in the Benefits and expenses line (note 8).

page 12	Local knowledge. Global power.	Unaudited

7. Other income

Other income relates to a benefit related to a settlement of legal claims.

8. Benefits and expenses

EUR millions	Q1 2011	Q1 2010

Claims and Benefits	9,068	13,908
Employee expenses	537	515
Administration expenses	284	279
Deferred expenses	(387)	(377)
Amortization charges	357	475

Total	9,859	14,800

9. Impairment charges / (reversals)

EUR millions	Q1 2011	Q1 2010

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables[1]	88	193
Impairment reversals on financial assets, excluding receivables[1]	(26)	(24)
Impairment charges / (reversals) on non-financial assets and receivables	2	1

Total	64	170

Impairment charges on financial assets, excluding receivables, from:
Shares	2	3
Debt securities and money market instruments	70	169
Loans	9	21
Other	7	—

Total	88	193

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(24)	(24)
Loans	(2)	—

Total	(26)	(24)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

10. Other charges

Other charges in Q1 2011 included an annual charge related to a bank tax charged by the Hungarian government of EUR 20 million.

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11. Intangible assets

EUR millions	Mar. 31, 2011	Dec. 31, 2010

Goodwill	641	652
VOBA	3,055	3,221
Future servicing rights	416	444
Software	31	32
Other	10	10

Total intangible assets	4,153	4,359

The decrease in goodwill and future servicing rights is mainly attributable to foreign currency effects. In addition, future servicing rights decreased due to amortization.

The decrease in value of business acquired (VOBA) is mainly attributable to foreign currency effects and amortizations partly offset by the impact of shadow accounting.

12. Investments

EUR millions	Mar. 31, 2011	Dec. 31, 2010

Available-for-sale (AFS)	100,747	107,250
Loans	28,237	27,703
Held-to-maturity (HTM)	138	139
Financial assets at fair value through profit or loss (FVTPL)	5,120	5,312

Financial assets, excluding derivatives	134,242	140,404
Investments in real estate	2,749	2,784

Total investments for general account	136,991	143,188

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total

Shares	1,293	1,084	—	—	2,377
Debt securities	88,757	1,608	138	—	90,503
Money market and other short term investments	9,891	697	—	—	10,588
Mortgages	—	—	—	24,487	24,487
Private loans	—	—	—	790	790
Deposits with financial institutions	—	—	—	750	750
Policy loans	—	—	—	2,038	2,038
Receivables out of share lease agreements	—	—	—	23	23
Other	806	1,731	—	149	2,686

Mar. 31,2011	100,747	5,120	138	28,237	134,242

	AFS	FVTPL	HTM	Loans	Total

Shares	1,298	1,078	—	—	2,376
Debt securities	94,936	1,789	139	—	96,864
Money market and other short term investments	10,141	659	—	—	10,800
Mortgages	—	—	—	23,781	23,781
Private loans	—	—	—	829	829
Deposits with financial institutions	—	—	—	748	748
Policy loans	—	—	—	2,169	2,169
Receivables out of share lease agreements	—	—	—	25	25
Other	875	1,786	—	151	2,812

Dec. 31,2010	107,250	5,312	139	27,703	140,404

page 14	Local knowledge. Global power.	Unaudited

Government bond investments

Included in the available for sale debt securities and money market investments are EUR 1,121 million (December 31, 2010: EUR 1,250 million) of exposures to central governments of

European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table below provides the amortized cost and fair value of AEGON’s exposure to central governments of these countries.

EXPOSURE TO CENTRAL GOVERNMENTS OF EUROPEAN PERIPHERAL COUNTRIES

EUR millions	Mar. 31, 2011		Dec. 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	33	30	33	32
Italy	87	84	114	112
Ireland	35	29	37	32
Greece	6	5	58	45
Spain	960	866	1,008	904

Total	1,121	1,014	1,250	1,125

13. Investments for account of policyholders

EUR millions	Mar. 31, 2011	Dec. 31, 2010

Shares	40,084	40,810
Debt securities	29,957	30,426
Money market and short-term investments	2,376	2,597
Deposits with financial institutions	3,069	2,630
Separate accounts and unconsolidated investment funds	67,043	68,089
Other	651	551

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	143,180	145,103
Investment in real estate	1,116	1,134

Total investments for account of policyholders	144,296	146,237

14. Deferred expenses and rebates

EUR millions	Mar. 31, 2011	Dec. 31, 2010

DPAC for insurance contracts and investment contracts with discretionary participation features	10,920	11,341
Deferred transaction costs for investment management services	372	380
Unamortized interest rate rebates	222	227

Total deferred expenses and rebates	11,514	11,948

Deferred policy acquisition costs (DPAC) balances decreased, reflecting changes in foreign currency exchange rates and amortizations partly offset by newly deferred expenses and the impact of shadow accounting.

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15. Share capital

EUR millions	Mar. 31, 2011	Dec. 31, 2010

Share capital - par value	310	278
Share premium	8,787	7,906

Total share capital	9,097	8,184

Share capital - par value
Balance at January 1	278	278
Issuance	32	—

Balance	310	278

Share premium
Balance at January 1	7,906	7,906
Issuance	881	—

Balance	8,787	7,906

On March 1, 2011, AEGON completed the issue of 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 16. The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 in order to avoid dilution of its voting rights following the issuance of 10% new common shares completed on March 1, 2011.

16. Convertible core capital securities

On March 15, 2011, AEGON repurchased EUR 750 million in principal amount of the original EUR 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 1.125 billion of which EUR 750 million related to the repurchase of 187.5 million convertible core capital securities and EUR 375 million related to the premium attached to this repurchase.

17. Borrowings

EUR millions	Mar. 31, 2011	Dec. 31, 2010

Debentures and other loans	7,353	7,742
Commercial paper	952	701
Short term deposits	203	18
Bank overdrafts	68	57

Total borrowings	8,576	8,518

Debentures and other loans decreased due to redemptions and negative impact of foreign currency exchange rates.

Included in Debentures and other loans is EUR 955 million relating to borrowings measured at fair value (2010: EUR 987 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

page 16	Local knowledge. Global power.	Unaudited

18. Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2010 consolidated financial statements of AEGON.

19. Events after the balance sheet date

On April 14, 2011, AEGON The Netherlands completed the sale of EUR 1.5 billion Class A residential mortgage backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%.

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds will be used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

On April 26, 2011, AEGON announced the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR. The divestment will result in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

Under the agreement, AEGON will divest its global life reinsurance activities with the exception of selected blocks of business that are to be retained by AEGON. The retained businesses with a book value of USD 0.4 billion comprise mainly the variable annuity guarantee business.

The divestment of Transamerica Reinsurance (TARe) will consist of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR will acquire Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and will take over the operational assets and systems of TARe.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) will be retroceded to SCOR. TIRe will continue to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run-off over 15 years.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts will be placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction will be accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets will be transferred with any related gain (loss) being recognized. As a result, the divestment will have no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of prepaid cost of reinsurance will be reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

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Disclaimers

Cautionary note regarding non-GAAP measures

This document include non-GAAP financial measures: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of this report. AEGON believes that this non-GAAP measure, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

page 18	Local knowledge. Global power.	Unaudited

Corporate and shareholder information

Headquarters		Publication date figures in 2011
AEGON N.V.		Thursday, August 11, 2011	Results second quarter 2011
P.O. Box 85		Thursday, November 10, 2011	Results third quarter 2011
2501 CB The Hague
The Netherlands
Telephone	+31 (0) 70 344 32 10
www.aegon.com

Group Corporate Communications & Investor Relations

Media relations
Telephone	+31 (0) 70 344 89 56
E-mail	gcc-ir@aegon.com

Investor relations
Telephone	+31 (0) 70 344 83 05
or	877 548 96 68 - toll free, USA only
E-mail	ir@aegon.com

AEGON’s Q1 2011 press release, Financial Supplement and the Embedded Value Report 2010 are available on www.aegon.com.

Unaudited	Page 19

About AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and asset management company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and serve some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, shareholders, employees and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets by 2015.

Local knowledge. Global power.